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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                              TechTeam Global, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638108100
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                                 (CUSIP Number)

                                 August 9, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                   [ ]  Rule 13d-1(b)
                   [X]  Rule 13d-1(c)
                   [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                                Lisa A. May, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                                Dallas, TX 75202
                                 (214) 651-5000




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                                  SCHEDULE 13G



CUSIP No. - 638108100                                          Page 2 of 6 Pages


--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            The Pinnacle Fund, L.P., a Texas limited partnership
            75-2512784
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3   SEC USE ONLY


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      4   CITIZENSHIP OR PLACE OR ORGANIZATION

            Texas
--------------------------------------------------------------------------------
                                         5   SOLE VOTING POWER
           NUMBER OF
             SHARES                            630,220
          BENEFICIALLY                ------------------------------------------
            OWNED BY                     6   SHARED VOTING POWER
              EACH
           REPORTING                           0
             PERSON                   ------------------------------------------
              WITH                       7   SOLE DISPOSITIVE POWER

                                               630,220
                                      ------------------------------------------
                                         8   SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            630,220
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.7%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------


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                                                               Page 3 of 6 Pages


Item 1(a)         Name of Issuer:

                  TechTeam Global, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  27335 West 11 Mile Road
                  Southfield, MI 48034


Item 2(a)         Names of Persons Filing:

                  The Pinnacle Fund, L.P.


Item 2(b)         Addresses of Principal Business Offices:

                  Suite 240
                  4965 Preston Park Blvd.
                  Plano, TX 75093


Item 2(c)         Citizenship:

                  Texas


Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 per share


Item 2(e)         CUSIP Number:

                  638108100



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                                                               Page 4 of 6 Pages


Item 3   Status of Persons Filing:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4   Ownership:

         (a) This statement is filed on behalf of The Pinnacle Fund, L.P. As of August 16, 2002, The Pinnacle Fund, L.P. was the record owner of 630,220 shares of common stock of TechTeam Global, Inc.

         (b)      Percent of Class: 5.7%.

         (c)      Number of shares as to which each person has:

                  (i)     sole power to vote or to direct the vote: 630,220

                  (ii)    shared power to vote or to direct the vote: 0

                  (iii)   sole power to dispose or to direct the disposition of:
                          630,220

                  (iv) shared power to dispose or to direct the disposition of: 0


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                                                               Page 5 of 6 Pages


Item 5    Ownership of 5% or Less of a Class:

          Not applicable.


Item 6    Ownership of More than 5% on Behalf of Another Person:

          Not applicable.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable


Item 8    Identification and Classification of Members of the Group:

          Not applicable.


Item 9    Notice of Dissolution of Group:

          Not applicable


Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 6 of 6 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2002


                                   THE PINNACLE FUND, L.P.


                                   By: /s/ Barry M. Kitt
                                       -----------------------------------------
                                       Barry M. Kitt, its general partner